CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Quebec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)
U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

Reference is made to the technical report titled "Updated Technical Report for the Terronera Project, Jalisco State, Mexico" effective February 12, 2019 and signed April 30, 2019 (the "Technical Report") prepared for Endeavour Silver Corp. (the "Company").

The undersigned hereby consents to:

1.	the public filing of the Technical Report by the Company,

2.	any extracts from or a summary of the Technical Report contained in, or incorporated by reference in:

	(a)	the Company’s Material Change Report dated May 7 , 2019 in respect of the Technical Report,

	(b)	the Company’s Short Form Base Shelf Prospectus dated April 10, 2018 and the Prospectus Supplement dated June 13, 2018 thereto,

	(c)	the Report of the Company on Form 6-K dated May 6 , 2019,

	(d)	and the Registration Statement on Form F-10 (File No. 333-223560) of the Company

(collectively, the "Disclosure Documents").

3.	being named directly or indirectly in the Disclosure Documents; and

4.	the use of the Technical Report and to extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein.

The undersigned hereby certifies and confirms that:

(i)	the undersigned has read the Disclosure Documents, including the extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein;

(ii)

the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Disclosure Documents or incorporated by reference therein that is derived from the Technical Report or that is within the undersigned’s knowledge as a result of the services performed by the undersigned in connection with the Technical Report; and

(iii)	the Disclosure Documents fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this      6      day of      May     , 2019

Benjamin Peacock, P.Eng.
Senior Engineer - Knight Piésold Ltd.